EXHIBIT 16.1

March 28, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 28, 2006, to be filed by our former client, Oasis Oil Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

We also noted that on December 28, 2005, Oasis Oil Corporation filed their Form 10-KSB for year ended December 31, 2000 with the Securities and Exchange Commission which included an audit opinion from another accounting firm. Their opinion dated December 16, 2005, included the following statement:

“We did not audit the balance sheet of the Company for the year ended December 31, 1999 and the related statement of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 1999. Those statements were audited by other auditors whose report has been furnished to us and our opinion insofar as it relates to the amounts included for the Company, is based solely on the report of the other auditors.”

In regard to the Form 10-KSB for the year ended December 31, 2000, we were not provided a chance to review such document prior to the time it was filed and did not give the Company permission to use our previously issued report or to make reference to use in the manner noted above.

Very truly yours,

By:	/s/ BDO Seidman, LLP
BDO Seidman, LLP